UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

OSHKOSH CORPORATION

(Name of Subject Company)

OSHKOSH CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

688239201

(CUSIP Number of Class of Securities)

Bryan J. Blankfield

Executive Vice President, General Counsel and Secretary

Oshkosh Corporation

2307 Oregon Street

P. O. Box 2566

Oshkosh, Wisconsin 54903

(920) 235-9151

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard J. Grossman Skadden, Arps, Slate, Meagher& Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Gary P. Cullen Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 (312) 407-0700	Patrick G. Quick John K. Wilson Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202-5306 (414) 271-2400

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

OSHKOSH CORPORATION

FOR IMMEDIATE RELEASE

OSHKOSH CORPORATION RESPONDS TO CARL ICAHN

OSHKOSH, Wis. (October 22, 2012) — Oshkosh Corporation (NYSE: OSK), a leading manufacturer of specialty vehicles and vehicle bodies, today issued the following statement in response to Carl Icahn’s October 22, 2012 open letter to shareholders:

The Oshkosh Board of Directors, in consultation with its financial and legal advisors, will advise shareholders of its position regarding Carl Icahn’s unsolicited tender offer and expected slate of director nominees.  Oshkosh will submit its response to Mr. Icahn’s unsolicited tender offer not more than 10 business days from October 17, 2012, the date of commencement of the tender offer, by making available to shareholders and filing with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9.  Oshkosh shareholders are advised to take no action at this time pending a review of the unsolicited tender offer by the Oshkosh Board.

Goldman, Sachs & Co. is serving as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP and Foley & Lardner LLP are serving as legal advisors to the Company.

About Oshkosh Corporation

Oshkosh Corporation is a leading designer, manufacturer and marketer of a broad range of specialty access equipment, commercial, fire & emergency and military vehicles and vehicle bodies. Oshkosh Corporation manufactures, distributes and services products under the brands of Oshkosh®, JLG®, Pierce®, McNeilus®, Medtec®, Jerr-Dan®, Frontline™, CON-E-CO®, London® and IMT®. Oshkosh products are valued worldwide in businesses where high quality, superior performance, rugged reliability and long-term value are paramount. For more information, log on to www.oshkoshcorporation.com.

®, TM All brand names referred to in this news release are trademarks of Oshkosh Corporation or its subsidiary companies.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The Company will file a solicitation/ recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SHAREHOLDERS OF OSHKOSH ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and shareholders may obtain a free copy of these documents (when they are filed and become available) free of charge at the SEC’s website at www.sec.gov.  The Company also will provide a copy of these materials without charge on its website at www.oshkoshcorporation.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The Company, its directors and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies from shareholders in connection with the Company’s 2013 Annual Meeting of Shareholders (the “2013 Annual Meeting”). The Company plans to file a proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the 2013 Annual Meeting (the “2013 Proxy Statement”).  SHAREHOLDERS ARE URGED TO READ THE 2013 PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Additional information regarding the identity of these potential participants, none of whom owns in excess of 1% of the Company’s common stock, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the 2013 Proxy Statement and other materials to be filed with the SEC in connection with the 2013 Annual Meeting. This information can also be found in the Company’s Annual Report on Form 10-K for the year ended September 30, 2011, filed with the SEC on November 16, 2011, and in the Company’s definitive proxy statement for its 2012 Annual Meeting of Shareholders (the “2012 Proxy Statement”), filed with the SEC on December 12, 2011. To the extent holdings of the Company’s securities have changed since the amounts printed in the 2012 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Shareholders will be able to obtain, free of charge, copies of the 2013 Proxy Statement and any other documents (including the WHITE proxy card) filed by the Company with the SEC in connection with the 2013 Annual Meeting at the SEC’s website (http://www.sec.gov), at the Company’s website (http://www.oshkoshcorporation.com) or by writing to Ms. Margaret Wacholtz, Oshkosh Corporation, P.O. Box 2566, Oshkosh, Wisconsin, 54903-2566. In addition, copies of the proxy materials, when available, may be requested from the Company’s proxy solicitor, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or toll-free at (877) 750-9499.

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Contacts:

Media Relations:

John Daggett, Oshkosh

Vice President, Communications

(920) 233-9247

Dan Katcher / Matt Sherman / Nick Lamplough

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Investor Relations:

Patrick Davidson, Oshkosh
Vice President, Investor Relations
(920) 966-5939